UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 16)

AMPEX CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

032092-30-6

(CUSIP Number)

Craig L. McKibben

135 East 57th Street, 32nd Floor

New York, New York 10022

(212) 759-6301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

FEBRUARY 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 032092306		Page 2 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Sherborne Holdings Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

54,927
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

54,927
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,927
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON (See Instructions)

HC

SCHEDULE 13D
CUSIP No. 032092306		Page 3 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Newhill Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

54,927
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

54,927
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,927
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON (See Instructions)

PN

SCHEDULE 13D
CUSIP No. 032092306		Page 4 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Sherborne & Company Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

56,625
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

56,625
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,625
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON (See Instructions)

CO

SCHEDULE 13D
CUSIP No. 032092306		Page 5 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Craig L. McKibben
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

28,451
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

200,798
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

218,031
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON (See Instructions)

IN

SCHEDULE 13D
CUSIP No. 032092306		Page 6 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Edward J. Bramson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

262,093
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

262,093
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

312,093
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14	TYPE OF REPORTING PERSON (See Instructions)

IN

AMENDMENT NO. 16

TO

SCHEDULE 13D

This Amendment No. 16 amends certain of the information contained in the Statement on Schedule 13D, as previously amended (the “Schedule 13D”), filed by the parties named below (collectively, the “Filing Parties”). Certain information in the Schedule 13D which has not changed since the filing of Amendment No. 15 thereto is not restated herein. Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the Class A Common Stock, par value $0.01 per share (the “Class A Stock”), of Ampex Corporation, a Delaware corporation (the “Company”). The number of shares of Class A Stock reported as beneficially owned by each Filing Party includes all outstanding shares of Class A Stock owned directly or indirectly by the Filing Party, and all shares of Class A Stock which the Filing Party has the right to acquire within 60 days of February 16, 2007 pursuant to outstanding options, warrants, rights or convertible securities.

The Company’s principal executive office is located at 1228 Douglas Avenue, Redwood City, California 94063.

The filing of this Statement shall not be construed as an admission by any Filing Party that it is, for purposes of Section 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of any securities covered by this statement.

Item 2.	Identity and Background.

(a) through (c). This Amendment No. 16 is being filed on behalf of the Filing Parties named below, each of whom has a business address at 135 East 57th Street, 32nd Floor, New York, NY 10022.

1.	Sherborne Holdings Incorporated, a Delaware corporation (“SHI”). SHI is a holding company whose principal business is the ownership of Class A Stock of the Company.

2.	Newhill Partners, L.P. (“NLP”), a Delaware limited partnership, which owns all of the outstanding stock of SHI. NLP’s principal business is to acquire, hold and dispose of business entities, directly or through subsidiaries and holding companies. The General Partner of NLP is SCI (defined below).

3.	Sherborne & Company Incorporated, a Delaware corporation (“SCI”), the General Partner of NLP. SCI is owned by Edward J. Bramson, who is its sole stockholder. SCI’s principal business is to act as General Partner of NLP.

4.

Craig L. McKibben, Vice President, Treasurer, Chief Financial Officer and a director of the Company. Mr. McKibben is also an officer and a director of SHI and SCI. Mr. McKibben’s present principal occupation or employment is serving as: (i) Chief Financial Officer and a director of the Company, which is engaged in the manufacture and sale of

Page 7 of 12 Pages

specialized data recording devices and licensing of proprietary technologies, and which has an address at 1228 Douglas Avenue, Redwood City, CA 94063; and (ii) managing director of Sherborne Investors GP, LLC and Sherborne Management GP, LLC (together, “Sherborne Investors”), each of which is engaged primarily in the business of serving as general partner to the managing member and investment manager, respectively, of certain securities investment funds, and each of which has an address at 135 East 57th Street, 32nd Floor, New York, NY 10022.

5.	Edward J. Bramson, former Chairman of the Board and Chief Executive Officer of the Company (see Item 4(d) below). Mr. Bramson is also the chief executive officer and chairman of SHI and SCI, and is a limited partner of NLP. Mr. Bramson’s present principal occupation or employment is serving as: (i) managing member of Sherborne Investors, the principal business and address of which are set forth above in subparagraph 4; (ii) Chairman of Spirent Communications, plc, a British communications technology company listed on the London Stock Exchange, with an address at Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex, RH10 9QL, United Kingdom; and (iii) non-executive director of Elementis Group, plc, a global specialty chemical business, with an address at 10 Albermarle Street, London, W1S, 4BL, United Kingdom.

Peter Slusser, who is not a Filing Party, is a director of SHI and the Company. His present principal occupation or employment is serving as President and Chief Executive Officer of Slusser Associates, a private investment banking company with an address at 153 East 53rd Street, Suite 5100, New York, NY 10022.

(d) None of the Filing Parties nor Mr. Slusser has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Filing Parties nor Mr. Slusser has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. McKibben and Mr. Slusser are citizens of the United States of America. Mr. Bramson is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration.

Since the date of filing of Amendment No. 15 to the Schedule 13D, the Filing Parties named herein have entered into or been subject to the following transactions in the Company’s Class A Stock, using the funds indicated below:

(a) Option Exercises under the Company’s 1992 Stock Incentive Plan, as amended (the “Stock Incentive Plan”). On or about January 4 and January 8, 2007, Mr. McKibben exercised 3,000 options and 2,000 options, respectively, granted to him under the Stock Incentive Plan for $1.15 per share. Between February 7 and February 13, 2007, Mr. McKibben exercised a total of 5,000 options granted to him under the Stock Incentive Plan for $1.15 per share. He used personal funds to pay the exercise price of these options.

Page 8 of 12 Pages

(b) Market Transactions. On or about January 4 and January 8, 2007, Mr. McKibben sold 3,000 shares and 2,000 shares of Class A Stock, respectively, in open market brokerage transactions pursuant to a Rule 10b5-1 trading plan adopted by him on November 30, 2006, at prices of $20.92 and $19.02 per share, respectively. In addition, between February 7 and February 13, 2007, Mr. McKibben sold a total 5,000 shares of Class A stock in open market brokerage transactions, pursuant to a Rule 10b5-1 trading plan adopted by him on November 30, 2006, at prices ranging from $14.80 to $16.34 per share.

Item 4.	Purpose of Transaction.

The transactions reported above in Items 3(a) and 3(b) by Mr. McKibben were effected for personal investment planning purposes.

(a) One or more of the Filing Parties named in the Schedule 13D may from time to time in the future acquire additional shares of Class A Stock, or dispose of shares of Class A Stock owned by such Filing Party, in open market or privately negotiated transactions, depending upon market conditions, personal investment considerations, or other factors.

(d) Effective as of February 16, 2007, Mr. Bramson resigned his positions as Chairman of the Board, Chief Executive Officer, President and Director of the Company, and as Co-Administrator of the Ampex Retirement Master Trust (the “Ampex Trust”), a position he previously shared with Mr. McKibben, in order to pursue other business interests.

(b), (c), (e), (f), (g), (h), (i) and (j) As set forth below in Item 5, the Filing Parties may be deemed to hold beneficial ownership of approximately 13.6% of the outstanding Class A Stock. Accordingly, the Filing Parties may be in a position to exercise significant influence on the management and affairs of the Company.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). Based upon information provided to the Filing Parties by the Company’s transfer agent, as of February 16, 2007 there were 3,839,723 shares of Class A Stock outstanding. Based on that information, after taking into account the transactions described herein, the Filing Parties report the following direct and derivative holdings of Class A Stock as of February 16, 2007:

(i) SHI owns directly or through a wholly-owned subsidiary 54,927 shares of Class A Stock, representing approximately 1.4% of the outstanding Class A Stock. SHI has the sole power to direct the voting and disposition of all such shares.

(ii) NLP owns all the outstanding shares of SHI, and is deemed to be the beneficial owner of all shares beneficially owned or controlled by SHI. Accordingly, NLP is deemed to be the beneficial owner of a total of 54,927 shares, representing approximately 1.4% of the outstanding Class A Stock. NLP is deemed to have sole voting and dispositive power over all such shares.

(iii) SCI owns 1,698 shares of Class A Stock directly, and is deemed to be the beneficial owner of all shares beneficially owned by NLP (because SCI is the general partner of NLP, the sole stockholder of SHI). Accordingly, SCI is deemed to be the beneficial owner of a total of 56,625 shares, representing approximately 1.5% of the outstanding Class A Stock. SCI is deemed to have sole voting and dispositive power over all 56,625 shares.

Page 9 of 12 Pages

(iv) Mr. McKibben owns 28,451 shares of Class A Stock directly and holds options to acquire 17,233 shares of Class A Stock under the Stock Incentive Plan. In addition, Mr. McKibben serves as sole administrator of the Ampex Trust, which (based on information disclosed in the Company’s Proxy Statement dated April 14, 2006 (the “2006 Proxy Statement”) and certain other information available to this Filing Party) holds 172,347 shares of Class A Stock. Accordingly, Mr. McKibben may be deemed to be the beneficial owner of a total of 218,031 shares of Class A Stock, representing approximately 5.7% of the outstanding Class A Stock. Of that number, Mr. McKibben may be deemed to have sole voting and dispositive power over 28,451 shares; to have no voting or dispositive power over 17,233 shares underlying the options; and to have no voting power and sole dispositive power over 172,347 shares held by the Ampex Trust.

(v) Mr. Bramson owns 205,468 shares of Class A Stock directly and holds options to acquire 50,000 shares of Class A Stock under the Stock Incentive Plan. Mr. Bramson is also deemed to own beneficially a total of 56,625 shares of Class A Stock owned or controlled by SCI, NLP and SHI. As a result of his resignation as co-administrator of the Ampex Trust referred to in Item 4 above, Mr. Bramson is no longer deemed to be the beneficial owner of the 172,347 shares of Class A Stock held by the Ampex Trust. Accordingly, Mr. Bramson is deemed to be the beneficial owner of a total of 312,093 shares, representing approximately 8.0% of the outstanding Class A Stock. Of that number, Mr. Bramson may be deemed to have sole voting and dispositive power over 262,093 shares; and to have no voting or dispositive power over 50,000 shares underlying the options.

(vi) The Filing Parties named herein, collectively, may comprise a “group” within the meaning of Section 13(d)(3) of the Act, and as a group beneficially own all of the shares owned or controlled by each of the Filing Parties, representing an aggregate of 530,124 shares, or approximately 13.6%, of the outstanding Class A Stock.

(vii) Mr. Slusser, who is not one of the Filing Parties, owns 3,625 shares of Class A Stock directly (1,000 of which are restricted pursuant to a bonus award granted under the Company’s 2000 Stock Bonus Plan, as amended (the “Stock Bonus Plan”)) and holds options granted under the Stock Incentive Plan to purchase 1,000 shares of Class A Stock. Accordingly, Mr. Slusser beneficially owns a total of 4,625 shares, representing 0.12% of the outstanding Class A Stock. Mr. Slusser has sole voting and dispositive power over 2,625 shares, sole voting and no dispositive power over 1,000 shares awarded under the Stock Bonus Plan, and no voting or dispositive power over 1,000 shares underlying the options.

(c) Except as disclosed in this Amendment No. 16, none of the Filing Parties has effected any transactions in shares of Class A Stock during the past sixty days.

(d) No change.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to Be Filed as Exhibits.

The List of Exhibits attached to this Amendment No. 16 is hereby incorporated herein by reference.

Page 10 of 12 Pages

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2007

SHERBORNE HOLDINGS INCORPORATED

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Vice President

NEWHILL PARTNERS, L.P., by its general partner, Sherborne & Company Incorporated

By:	/s/ Edward J. Bramson
Name:	Edward J. Bramson
Title:	President

SHERBORNE & COMPANY INCORPORATED

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Vice President

/s/ Craig L. McKibben
Craig L. McKibben

/s/ Edward J. Bramson
Edward J. Bramson

Page 11 of 12 Pages

LIST OF EXHIBITS

to

Amendment No. 16 to Schedule 13D

Exhibit No.	Exhibit Description
1*	Separation and Consulting Agreement dated as of February 16, 2007, between the Company and Mr. Bramson.

*	Filed herewith.

Page 12 of 12 Pages